SilverCrest Provides Third Quarter 2023 Operational Results

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - October 10, 2023 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to provide operational results for the third quarter of 2023 ("Q3, 2023") from the Company's Las Chispas Operation ("Las Chispas" or the "Operation") located in Sonora, Mexico. Full disclosure of the Company's Q3, 2023 financial results will be included in the Company's consolidated interim financial statements for the period ended September 30, 2023 which will be released on November 8th, 2023. All amounts herein are presented in United States Dollars, unless otherwise stated.

Q3 2023 Operating Results and Sales

● Recovered 15,700 ounces ("oz") of gold and 1.49 million ounces of silver, or 2.74 million silver equivalent ("AgEq") ounces2.

● Sold 14,500 ounces of gold at an average realized price of $1,931/oz and 1.53 million ounces of silver at an average realized price of $23.41/oz, or approximately 2.68 million AgEq ounces sold generating $63.8 million of revenue.

N. Eric Fier, CEO, commented, "Las Chispas continued to perform well in Q3, 2023 with 2.68 oz million AgEq sold for a total of 7.69 million oz AgEq sold in the first nine months of the year. This positions us to deliver on our 2023 guidance of 9.8-10.2 million oz AgEq sold. In August 2023, we filed and launched a Normal Course Issuer Bid and during the remainder of the quarter spent $7.1 million to buy back 1.5 million shares. This demonstrates our financial strength and commitment to return shareholder capital and to continue to invest in our unique and high-quality project. We remain well funded to execute on our Las Chispas growth initiatives with eight drill rigs operating and $81.7 million in treasury holdings ($70.0 million cash and $11.7 million bullion) at the end of the quarter, an increase from $59 million at the end of Q2, 2023".

Q3, 2023 Operational Highlights

	Unit	Q3, 2023	Q2, 2023	YTD, 2023
Ore mined	tonnes	83,800	74,400	222,300
Ore milled (1)	tonnes	114,500	107,900	326,900
Average daily mill throughput	tpd	1,245	1,186	1,197

Gold (Au)
Average processed grade	gpt	4.35	4.84	4.42
Process Recovery	%	98.3	98.4	98.1
Recovered	oz	15,700	16,500	45,600
Sold	oz	14,500	13,400	42,100
Average realized price	$/oz	1,931	1,991	1,933

Silver (Ag)
Average processed grade	gpt	413	449	427
Process Recovery	%	98.1	97.9	96.1
Recovered	million oz	1.49	1.53	4.31
Sold	million oz	1.53	1.45	4.34
Average realized price	$/oz	23.41	24.36	23.60

Silver equivalent (AgEq) (2)
Recovered	million oz	2.74	2.84	7.93
Sold	million oz	2.68	2.52	7.69

(1) Ore milled includes material from stockpiles and ore mined.

(2) Silver equivalent ("AgEq") ratio used in this news release of 79.51:1 was calculated using metal prices of $1,650 per ounce for gold and $21 per ounce for silver and based on the updated technical report for Las Chispas titled "Las Chispas Operation Technical Report" dated September 5, 2023 with an effective date of July 19, 2023. For consistency with the comparative period, the AgEq ratio reported during Q1, 2023 was changed from 86.9:1 to 79.51:1, resulting in a change from 2.45 million oz AgEq to 2.35 million oz AgEq recovered and a change from 2.6 million AgEq oz sold to 2.5 million AgEq oz sold.

Third Quarter 2023 Conference Call

A conference call to discuss the Company's Q3, 2023 operational and financial results will be held Thursday November 9, 2023 at 8:00 a.m. PT / 11:00 a.m. ET. To participate in the conference call, please dial the numbers below.

Date & Time:  Thursday November 9, 2023 at 11:00 a.m. ET / 8:00 a.m. PT

Telephone: Toronto: +1-416-764-8624

 North America Toll Free: 1-888-259-6580

 Conference ID: 61658743

Webcast:  https://silvercrestmetals.com/investors/presentations/

Qualified Persons Statement

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals producer headquartered in Vancouver, BC, with an ongoing initiative to increase its asset base by expanding current resources and reserves, acquiring, discovering, and developing high value precious metals projects and ultimately operating multiple silver-gold mines in the Americas. The Company's principal focus is its Las Chispas Operation in Sonora, Mexico. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. These include, without limitation, statements with respect to: the amount of future production of gold and silver over any period, including the belief that the Company is positioned to deliver on the upper end of its production guidance; the strategic plans and expectations for the Company's operation and exploration program; working capital requirements; expected recoveries; expected cash costs and outflows; and the timing of release of the Company's consolidated interim financial statements for the period ended September 30, 2023. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: present and future business strategies; continued commercial operations at the Las Chispas Operation; the environment in which the Company will operate in the future, including the price of gold and silver; estimates of capital and operating costs; production estimates; estimates of mineral resources, mineral reserves and metallurgical recoveries and mining operational risk; the reliability of mineral resource and mineral reserve estimates; mining and development costs; the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to exploration programs; and effects of regulation by governmental agencies and changes in Mexican mining legislation. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; fluctuations in gold and silver prices; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact: Lindsay Bahadir, Manager Investor
Relations and Corporate Communications

Telephone: +1 (604) 694-1730

Fax: +1 (604) 357-1313

Toll Free: 1-866-691-1730 (Canada & USA)

Email: info@silvercrestmetals.com

Website: www.silvercrestmetals.com

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1